				Exhibit 7.1

ABB Ltd
Year ended December 31 ($ in millions, except ratio)

	2017	2016	2015	2014	2013

Income from continuing operations before taxes	3,231	2,799	2,840	3,896	4,066
Fixed charges	351	370	405	453	500
Other income(1)	(16)	(15)	(17)	(14)	(13)
Income from continuing operations before taxes, as adjusted	3,566	3,154	3,228	4,335	4,553

Interest expense (incl. amortization of premiums and
discounts related to indebtedness)	196	213	235	261	293
Other fixed charges(2)	155	157	170	192	207
Fixed charges	351	370	405	453	500

Ratio of Earnings to Fixed Charges	10	9	8	10	9

(1) Other income represents mainly (income) / loss from equity-accounted companies.
(2) Other fixed charges represent mainly the estimated interest component within rental expense.

For the purposes of calculating our ratio of earnings to fixed charges, earnings consist of income from continuing operations before taxes, to which we add back fixed charges and exclude income or loss from equity-accounted companies. Fixed charges consist of interest expense, the amortization of premiums, discounts and capitalized expenses related to indebtedness, and the portion of rental expense deemed representative of an interest factor. Interest expense excludes tax-related interest expense.